UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 7, 2016
Commission File Number: 000-26424
SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

#800 - 1055 Dunsmuir Street
PO Box 49088, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1G4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F   [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [       ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

EXPLANATORY NOTE

This Amendment to Form 6-K is being filed in order to re-file Exhibit 99.1 hereto, which was previously filed in a different format as Exhibit 99.1 to a Form 6-K of Silver Standard Resources Inc. initially filed on March 31, 2016. Other than re-filing such exhibit, there are no other changes to such initial Form 6-K.

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-185498, 333-196116 and 333-198092) of Silver Standard Resources Inc.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date: April 7, 2016	By:	Signed: "Gregory Martin"
Gregory Martin
	Title:	Chief Financial Officer

SUBMITTED HEREWITH

Exhibits
99.1	Amending Agreement between Silver Standard Resources Inc. and Claude Resources Inc. dated March 30, 2016